

1Q24
RESULTS

brf

SUMMARY










Sadia
#PIZZA

São Paulo, May 07th, 2024 - BRF S.A. (B3: BRFS3; NYSE: BRFS) – "BRF" or "Company" releases its results for the 1st quarter of 2024. The comments included here refer to results in Reais, in accordance with Brazilian corporate law and practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), which comparisons are based on the same periods of 2023 and/or prior's years, as indicated.

QUARTERLY FINANCIAL INDICATORS

NET REVENUE
R$ **13,378**
Million R$
13,178 Million in 1Q23

GROSS PROFIT
R$ **3,224**
Million R$
1,673 Million in 1Q23

GROSS MARGIN
24.1%
12.7% in 1Q23

NET INCOME (LOSS)
R$ **594**
Million R$
(1,024) Million in 1Q23

ADJUSTED EBITDA
R$ **2,117**
Million R$
607 Million in 1Q23

ADJUSTED EBITDA MARGIN
15.8%
4.6% in 1Q23

FREE CASH FLOW
R$ **844**
Million R$
(1,002) Million in 1Q23

NET LEVERAGE
1.45x
3.35x in 1Q23

DEBT AVERAGE TERM
7.8
years
7.4 years no 1Q23

MARKET CAP
R$ **28.01**
US$ **5.65**
Billion
Base: 05/07/2024

STOCK PRICES
BRFS3 R$ **16.65**
BRFS US$ **3.36**
Base: 05/07/2024

ISSUED SHARES
1,682,473,246
14,036,779
ON Shares / Treasury Shares
Base: 03/31/2024

CONFERENCE CALL

05/08/2024 – Wednesday - 9h00 US ET | 10h00 BRT

Access in: Click here

MESSAGE FROM THE CHAIRMAN

Dear employees, shareholders, partners and clients,

From the start of Marfrig's shareholding increase in BRF in 2021 until the acquisition of majority control with 50.06% of the company's capital at the end of 2023, I was convinced of BRF's potential to generate value. Our previous experience showed that the company had all the necessary attributes for a successful turnaround.

In 2024, the year of the 80th anniversary of the Sadia brand and the 90th anniversary of Perdigão, I reiterate my view in light of BRF's robust results in the first quarter. The positive figures reflect the evolution of operating performance, cash generation and the strengthening of the company's capital structure.

The company begins the new cycle better prepared, with an efficient management model that allows it to make the most of all its competitive advantages. The effort to achieve operational efficiency and maximize returns for our shareholders continues, with opportunities for improvement to be captured throughout the year, including the exchange of best practices between BRF and Marfrig.

Efficiency Plan

"In 2024, the year of the 80th anniversary of the Sadia brand and the 90th anniversary of Perdigão, I reiterate my view of BRF's robust results in the first quarter. The positive figures reflect the evolution of operating performance, cash generation and the strengthening of the company's capital structure."

Marcos Molina
Chairman

I would like to thank the leadership and all BRF employees for their commitment to boosting the company's results, our shareholders for their trust and the integrated partners, business associates and clients who are dedicated to taking our brands and quality products to more than 120 countries.

Marcos Antonio Molina dos Santos
Chairman of the Board of Directors

MENSSAGE FROM MANAGEMENT

Dear Mr./Madam,

We began 2024 more competitive and in the first quarter we posted EBITDA of R$2.1 billion (15.8% margin) as well as net income of R$594 million and free cash generation of R$844 million. Our optimized capital structure and good operating results contributed to the lowest leverage in the last 8 years (1.45x).

The performance reflects the consistent progress of the company's efficiency program in recent quarters. The accuracy of the pricing system, combined with the strategy of diversifying markets through new export authorizations, has enabled us to be more agile and responsive in order to capture the best opportunities in the international market. In addition, the progress made in commercial execution in Brazil and our predictive grain purchasing model also helped to boost the Company's profitability.

BRF+ 2.0 captured R$438 million in the period. In addition to focusing on continuous improvement, the main objective of the new version of the plan is to standardize the indicators at the same level as internal benchmarks. With progress on the main operational fronts in the year-on-year comparison, we are already performing above historical levels in some of the main indicators, such as mortality rate, feed conversion and logistical service level.

Efficiency Plan

"BRF+ 2.0 captured R$438 million in the period. In addition to focusing on continuous improvement, the main objective of the new version of the plan is to standardize the indicators at the same level as internal benchmarks.

With progress on the main operational fronts in the year-on-year comparison, we are already performing above historical levels in some of the main indicators".

Miguel Gularte
CEO

In Brazil, we maintained a healthy level of profitability, with an increase in the margins of the regular portfolio. In the period, we reported an EBITDA margin of 15.1%, up from 8% in 1Q23, supported by the progress in commercial execution, which brought us an increase of 19,000 points of sale (1Q24 versus 1Q23) and by the continuity of the strategy of innovations focused on consumer needs. Our logistics service levels have also evolved significantly over the last year, with growth of 3.7 p.p. in service to modern trade and 1.5 p.p. in the traditional trade.

In the International market, we obtained 25 new export authorizations, reinforcing our market diversification strategy. We achieved an EBITDA margin of 16.9% in the period and recorded an increase in profitability due to the recovery of export prices, new commercial alternatives and good performance in Turkey and in the Gulf countries, boosted by the seasonal effect of the Ramadan celebrations.

We continue to make significant achievements in our sustainability agenda. We advanced in the Sustainalytics rating and were the best-ranked company in the sector in the latest edition of the index. We also completed our annual engagement survey, which showed results above the average for the high-performance market. Employee recognition is a reflection of the work of people management and the stability of leadership. We also reaffirmed our commitment to transparency and governance with the publication of the Integrated Report 2023, in which we present all our progress in 2023 in economic, social, and environmental terms.

Inspired by the celebration of Sadia's brand 80th anniversary, we start 2024 by consolidating ourselves as a sustainable, resilient company, guided by competitiveness and prepared to continue capturing opportunities. All this evolution would not have been possible without the commitment of our almost 100,000 employees, whom we thank for their commitment and dedication in this journey of transformation with agility, simplicity, and efficiency. Many thanks to our chairman and controller Marcos Molina, the Board of Directors and shareholders, our integrated producers, customers, suppliers and all the communities where we operate.

Miguel Gularte
CEO

OPERATIONAL AND FINANCIAL PERFORMANCE

Highlights (Million R$)	1Q24	1Q23	Chg. % y/y	4Q23	Chg. % q/q
Volume (Thousand Tons)	1,153	1,176	(1.9%)	1,255	(8.1%)
Net Revenues	**13,378**	**13,178**	**1.5%**	**14,426**	**(7.3%)**
Average Price (R$/kg)	11.60	11.20	3.5%	11.50	0.9%
COGS	(10,153)	(11,505)	(11.7%)	(11,234)	(9.6%)
COGS/Kg	(8.80)	(9.78)	(10.0%)	(8.95)	(1.7%)
Gross Profit	**3,224**	**1,673**	**92.7%**	**3,193**	**1.0%**
Gross Margin (%)	24.1%	12.7%	11.4 p.p.	22.1%	2.0 p.p.
Net (Loss) Income	**594**	**(1,024)**	**(158.0%)**	**754**	**(21.3%)**
Net Margin (%)	4.4%	(7.8%)	12.2 p.p.	5.2%	(0.8) p.p.
Adjusted EBITDA	**2,117**	**607**	**248.8%**	**1,903**	**11.2%**
EBITDA Adjusted Margin (%)	15.8%	4.6%	11.2 p.p.	13.2%	2.6 p.p.
EBITDA	**2,100**	**604**	**247.5%**	**1,794**	**17.1%**
EBITDA Margin (%)	15.7%	4.6%	11.1 p.p.	12.4%	3.3 p.p.
Cash Generation (Consumption)	**844**	**(1,002)**	**(184.2%)**	**613**	37.5%
Net Debt	9,016	15,295	(41.0%)	9,475	(4.8%)
Leverage (Net Debt/Adj.EBITDA LTM)	**1.45x**	**3.35x**	**(56.8%)**	**2.01x**	**(27.9%)**

The consolidated result for 1Q24 was impacted by hyperinflation in Turkey, which is highlighted below:

Highlights (Million R$)	Consolidated Results 1Q24	Turkey Hyperinflation	Consolidated Managerial Results 1Q24	Chg. %
Volume (Thousand Tons)	1,153	-	1,153	-
Net Revenues	**13,378**	**(2)**	**13,376**	**(0.0%)**
Average Price (R$/kg)	11.60	-	11.60	(0.0%)
COGS	(10,153)	35	(10,118)	(0.3%)
COGS/Kg	(8.80)	-	(8.77)	(0.3%)
Gross Profit	**3,224**	**34**	**3,258**	**1.0%**
Gross Margin (%)	24.1%	-	24.4%	0.3 p.p.
EBITDA	**2,100**	**14**	**2,114**	**0.7%**
EBITDA Margin (%)	15.7%	-	15.8%	0.1 p.p.
Adjusted EBITDA	**2,117**	**-**	**2,117**	**0.0%**
EBITDA Adjusted Margin (%)	15.8%	-	15.8%	0.0 p.p.
Net (Loss) Income Total Consolidated	**594**	**(53)**	**541**	**(8.9%)**
Net Margin - Total Consolidated (%)	4.4%	-	4.0%	(0.4) p.p.

Next, we will present the results by business segment from a management perspective, i.e. eliminating the accounting effects of hyperinflation in Turkey for all periods.



BRAZIL
SEGMENT

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BRAZIL SEGMENT

Brazil Segment (Million R$)	1Q24	1Q23	Chg. % y/y	4Q23	Chg. % q/q
Net Operating Revenues	**6,162**	**6,418**	**(4.0%)**	**7,390**	**(16.6%)**
Average price (R$/kg)	11.91	12.25	(2.8%)	12.31	(3.2%)
COGS	(4,575)	(5,272)	(13.2%)	(5,347)	(14.4%)
COGS/kg	(8.85)	(10.06)	(12.1%)	(8.90)	(0.7%)
Gross Profit	**1,587**	**1,146**	**38.4%**	**2,044**	**(22.3%)**
Gross Margin (%)	25.8%	17.9%	7.9 p.p.	27.7%	(1.9) p.p.
Adjusted EBITDA	**931**	**513**	**81.4%**	**1,153**	**(19.2%)**
Adjusted EBITDA Margin (%)	15.1%	8.0%	7.1 p.p.	15.6%	(0.5) p.p.

In 1Q24, the regular portfolio showed a further expansion in margins both year-on-year (7.1 p.p. y/y) and quarter-on-quarter, excluding the seasonal effect of the commemorative portfolio. This evolution was present in the performance of in natura and processed products and was supported by the consistent progress of our commercial execution, which in the quarter allowed us to reach 7,000 new points of sale, totaling 292,000 customers, an increase of 7.1% y/y and 0.7% q/q, while at the same time increasing the number of items sold per customer and increasing the availability of products in store. We would also highlight the success of the "Plano Verão" (Summer Plan), a seasonal campaign focused on the sale of our cold cuts portfolio, one of the most profitable categories in processed foods, which grew in volume and profitability compared to the same period last year.

Another factor that contributed to the evolution of profitability in the domestic market was the 12.1% y/y and 0.7% q/q drop in our COGS/kg, mainly due to the effect of the fall in the cost of grains and oils compared to the previous year and our efficiency program, BRF+, which continues to gradually promote gains in competitiveness. This quarter, we once again highlight the continued progress of our feed conversion indicators for chicken, which rose 2.9% y/y and 0.3% q/q, and for pork, which rose 0.6% y/y and 0.3% q/q. The chicken mortality indicator fell by 1.0 p.p. y/y and 0.1 p.p. q/q and the pork mortality indicator fell by 0.7 p.p. y/y and 0.3 p.p. q/q.

Additionally, in 1Q24, we approached the lowest historical levels of FIFO discount, through greater assertiveness and integration between demand, production and sales planning, combined with a reduction in finished product inventory levels.

In Brazil, there was a more favorable scenario for household consumption during the first quarter of the year, driven by the strong labor market[1], falling interest rates[2] and improvements in credit and defaults[3]. These factors allowed a recovery in disposable income[4], sustaining a greater inclination to consume our products, especially processed ones, on the domestic market.

1 - Unemployment rate at 7.9% in the moving quarter ending March/24 - Source: Brazilian Institute of Geography and Statistics (IBGE) – Continuous PNAD
2 - Selic rate at 10.75% in Mar/24 versus 13.75% in Mar/23 - Source: Central Bank of Brazil
3 - Households with overdue debts at 28.6% in Mar/24 vs. 29.4% in Mar/23 - Source: Consumer Indebtedness and Default Survey (Peic)
4 - Average usual income R$ 3,123 in Mar/24 versus R$ 3,004 in Mar/23 - Source: Brazilian Institute of Geography and Statistics (IBGE) – Continuous PNAD

BRAND HIGHLIGHTS

Sadia begins 2024 celebrating its 80th anniversary and consolidating its position as Brazil's most valuable food brand[5]. We began the year with the Sadia cold cuts campaign, focusing on ham and salami, categories led by Sadia in terms of brand preference and market share[6]. We celebrated iconic campaigns from the past, featuring the character Juvenal from "*nem a pau, Juvenal*". The brand's 80th anniversary was also the theme of the 3rd edition of Sadia's participation in Lollapalooza, an initiative in which the brand gets closer to young people and builds its future consumer base. At the festival, as well as being the official brand of all the food tents, we promoted our innovation and expertise in Breaded Products, reinforcing various launches such as Big Nuggets, Empanacho and Empanadíssimo.

At Perdigão, we started the year in full force by becoming the official sponsor of the NFL in Brazil. We highlighted our extensive Perdigão Na Brasa barbecue portfolio during the broadcasts of the games, as well as being present at the NFL event in São Paulo to broadcast the Super Bowl. We also took to the field in the 27th edition of the *Copa do Nordeste* (Northeast Cup), as part of our "*Torcer junto tem sabor de Perdigão*" (Cheering together tastes like Perdigão) campaign, launching a regional initiative that included a tour of the "Lampions League" Cup throughout the Northeast, highlighting our main products and promoting unity among fans.

To celebrate São Paulo's 470th anniversary, Perdigão, Brazil's most chosen food brand[7], has created the *Circuito Mortadela Ouro* (Mortadela Ouro Circuit) in partnership with Restaurant Week. The event included exclusive pairings with Mortadela Ouro Perdigão, Brazil's best-selling and favorite mortadella.

In margarines, at the end of the quarter, we back on with the 360º campaign "*Com Qualy é outra Qualydade*" (With Qualy it's another Qualyty), in which the films with Léo Santana and Susana Viera reinforce the focus on culinary use, as well as bringing the sustainability differential that only Qualy has, being the first and only margarine brand to recycle 100% of its packaging sold, which has already totaled approximately 20,000 tons of recycled plastic.

In terms of innovations, we began the year by launching six new products, in response to the emerging needs of Brazilian consumers. We have strengthened our traditional cold cuts portfolio with a new product made 100% from pork tenderloin, Mignoneto, a lighter and tastier Sadia option in the category. During LollaBR, we are presenting a new and pioneering nacho cheese flavored breaded chicken, the Empanacho, crunchy and in a triangular format for snacking and sharing at any time of the day. In addition, at Sadia, we continue to boost our frozen meals portfolio with the expansion of the Mac Cheese line, which brings the new Pork Barbecue flavor, and at Perdigão, the new Pizza version: Chicken and Bacon. Starting the preparations for São João, Deline also brings something new with Deline corn flavor, the flavor that is most part of the daily life of consumers in the region will now also be present in the most preferred margarine in the Brazilian Northeast.

5 - Source: Kantar, Divisão Worldpanel | Consumer Panel | Period: From January 2023 to June 2023 | National Scope
6 - Source: Nielsen, market share value Hams and Salami FY 2023.
7 - Source: Kantar



INTERNATIONAL
SEGMENT

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INTERNATIONAL SEGMENT

International Segment (Million R$)	1Q24	1Q23	Chg. % y/y	4Q23	Chg. % q/q
Net Operating Revenues	**6,484**	**6,143**	**5.5%**	**6,209**	**4.4%**
Average price (R$/kg)	12.13	11.48	5.7%	11.33	7.1%
COGS	(4,987)	(5,782)	(13.8%)	(5,000)	(0.3%)
COGS/kg	(9.33)	(10.80)	(13.6%)	(9.12)	2.3%
Gross Profit	**1,497**	**361**	**314.9%**	**1,209**	**23.8%**
Gross Margin (%)	23.1%	5.9%	17.2 p.p.	19.5%	3.6 p.p.
Adjusted EBITDA	**1,096**	**(106)**	**n.m.**	**687**	**59.6%**
Adjusted EBITDA Margin (%)	16.9%	(1.7%)	18.6 p.p.	11.1%	5.8 p.p.

In the first quarter of 2024, we reached an adjusted EBITDA margin of 16.9%, 5.8 p.p. above the result presented in 4Q23, achieving even higher levels of profitability through the continued recovery of prices in several sales destinations. Price intelligence, a considerable increase in export authorizations and lower inventories of products continue to contribute to the international segment's results.

In the Halal market, prices were boosted by greater demand due to the Ramadan celebrations (we recorded record volumes of the "Easy & Juicy" line in the Gulf countries) and by impacts on product supply as a result of the logistical challenges in the Red Sea. In Turkey, the supply-demand equation remains balanced and progress in the strategy to grow sales of processed products has led to healthy levels of profitability and growth of 12.4% q/q in sales volume for the category and 3.5 p.p. in market share year-on-year , reaching the highest historical market share.

In Asia, recovering prices and healthy margins continue to provide good trading alternatives. In China, the pork price scenario remains stable, in line with the availability of local supply.

We also saw important price recoveries in other regions, reinforcing our strategy of enabling new export destinations, allowing us to diversify geographically and capture the best market opportunities. During the first quarter of 2024, we obtained 25 new authorizations and achieved a 28% market share in chicken exports and 19% in pork exports . In April we obtained a new authorization to export pork to the United States through our Campos Novos unit.

8 - Source: Nielsen
9 - Source: Secex 1Q24

BRAND HIGHLIGHTS

In the GCC countries, we started the first quarter of 2024 with a 360º communication plan for Ramadan, the holy month for Muslims. This is a period of high seasonality for our products, especially in the chicken breast category. Our Ramadan campaign focused on communicating the Easy and Juicy range, which consists of pre-cut and marinated chicken breasts, bringing more convenience and practicality to consumers.

The campaign was activated across a diverse media mix to ensure wide awareness and engagement: on local television with the highest number of spots in history, as well as a bold out of home activation and participation on multiple digital platforms, social media and in-store execution.

The campaign reached 33 million people and we achieved the highest level of sales ever for the Easy and Juicy range in the region, with a 60%[10] increase on the previous year in share value.

At Banvit (Turkey), we continued to strengthen our main communication strategy during the Ramadan period. Our campaign ran on digital channels until Eid (the Muslim celebration marking the end of the Ramadan fast). We created a specific product for this special occasion, reflecting the spirit of Ramadan in the product's name "Banvit İftarlık", packaging and communications. Throughout this period, we have established a connection with our consumers through an extensive online communication plan via Youtube, Instagram, Facebook, over-the-top (OTT) platforms, leading food and recipe portals. We target 3 segments, large families, small families and groups of friends with our different products. We also collaborated with well-known influencer chefs to inspire ideas for the Ramadan dinner table for each segment with diverse recipe content.

For the rest of the world, we started the year with a diversified plan for each region. Our international initiatives showed positive results, including the launch of 20 new products. We highlight the main actions below:

In Europe, we returned to the British market, attending IFE London - England's largest food fair - and presenting our new product portfolio.

In the Southern Cone, specifically in Chile, the launch of the IQF line at Walmart had a significant impact, tripling our market share in just three months[11]. This also contributed to the strategy of increasing the availability of the Sadia portfolio in the region, including breaded products, ready meals and margarines. In the frozen food segment, we were ranked 2nd Top of Mind by Ipsos, moving up one position compared to the 2022 study. We also kept the Qualy brand as the second most remembered margarine.

In Asia, we took part in the FHV Food Fair in Vietnam, highlighting our presence in emerging markets.




Banvit
Banvit'se tamam!

10 – Source: BRF's Internal Data
11 - Source: Nilesen

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OTHER
SEGMENTS

OTHER SEGMENTS

Other Segments (Million R$)	1Q24	1Q23	Chg. % y/y	4Q23	Chg. % q/q
Net Operating Revenues	**730**	**630**	**15.8%**	**839**	**(13.0%)**
Average price (R$/kg)	7.19	5.39	33.5%	7.91	(9.0%)
COGS	(556)	(455)	22.3%	(606)	(8.3%)
COGS/kg	(5.48)	(3.89)	40.9%	(5.72)	(4.2%)
Gross Profit	**174**	**175**	**(0.9%)**	**232**	**(25.1%)**
Gross Margin (%)	23.8%	27.8%	(4.0) p.p.	27.7%	(3.9) p.p.
Adjusted EBITDA	**78**	**118**	**(34.2%)**	**98**	**(20.6%)**
Adjusted EBITDA Margin (%)	10.7%	18.8%	(8.1) p.p.	11.7%	(1.0) p.p.

In Ingredients, we continue to see a reduction in sales volume, due to the evolution of the yield indicator of the BRF+ program, reducing the range of products available for this business segment, in favor of sales of the core portfolio, thus maximizing the total company's sales revenue. In the quarter, we highlight the first ABRA (Brazilian Animal Recycling Association) Accreditation at the BRF Ingredients unit in Concórdia. This new certification, which aims to create traceability in the production of Brazilian ingredients, will facilitate Company's access to various international markets.

In Pet Food, several fronts are being carried out with the aim of consolidating operational management and boosting sales. We have started to map out the fronts that will be prioritized in BRF Pet+, the efficiency program for the Pet Food segment. We started the systems unification project with the SAP solution for the entire business and held the first sales convention with the presence of international distributors at the beginning of February. In addition, we signed a sales contract to supply feed (dry food from Ivoti-RS and wet food from Bastos-SP) for Walmart's own brand in Chile. This new contract will boost volumes and expand the internationalization of the Pet segment.

In the first quarter of 2024, the Company carried out one-off arbitrage operations involving the sale of grains between regions as a result of its more active role in identifying market opportunities that allow for a reduction in origination costs. These operations contributed to the improvement in the absolute result of the Other Segments.

BRAND HIGHLIGHTS

Pet: In 1Q24, BRF Pet was the first pet food company to launch a line of food supplements for dogs and cats, under the GUD brand, strengthening its relationship with veterinarians in the Specialized Channel. It also expanded its wet line with the new GranPlus Pâté, presented in aluminum trays, increasing the occupancy of its wet plant in Ivoti (RS) and made its debut in the dog snacks category with GranPlus Biscuits.



Corporate

Corporate (Million R$)	1Q24	1Q23	Chg. % y/y	4Q23	Chg. % q/q
Gross Profit	(0)	0	n.m	(0)	n.m
Adjusted EBITDA	**12**	**82**	**-85.5%**	**(34)**	**(134.5%)**

This quarter, the Corporate segment's result is explained, among other things, by the sale and write-off of fixed assets. Further details on the result are available in note 24 to the financial statements.



CONSOLIDATED
PERFORMANCE

1. NET OPERATING REVENUE

NOR (Million R$)	1Q24	1Q23	Chg. % y/y	4Q23	Chg. % q/q
Volume (Thousand Tons)	1,153	1,176	(1.9%)	1,255	(8.1%)
Net Operational Revenues	**13,378**	**13,178**	**1.5%**	**14,426**	**(7.3%)**
Average Price (NOR)	11.60	11.20	3.5%	11.50	0.9%



5.4%
1Q24
48,5%
46,1%
4.8%
1Q23
48,7%
46,5%
5.8%
4Q23
51,2%
43,0%
Brazil
International
Other Segments

In this quarter, we saw a 1.5% increase in net revenue compared to the same period last year, mainly due to the 3.5% y/y increase in the average sales price, reflecting the recovery of the in natura protein market after the global chicken oversupply scenario that put pressure on prices for most of 2023. In the quarterly comparison, the 7.3% drop in revenue is the result of the seasonal effect of the commemorative campaign on the volume sold during the last quarter of the year.

In the managerial view, where we exclude the effects of Turkey's hyperinflation, our net revenue reached R$13,376 million in 1Q24 versus R$13,191 million in 1Q23, an increase of 1.4% y/y.

Operating Income Protection Strategy - hedge accounting

The effects of financial instruments for exchange rate hedging on the result totaled + R$47.4 million in 1Q24, in accordance with Note 23.2 of the Interim Financial Information, and are due to positions settled in the quarter, which were contracted over the 12 months prior to settlement.

Build-up of Derivatives Instruments Settled in 1Q24	1Q23	2Q23	3Q23	4Q23	1Q24
Cummulative Notional Exposure (US$ Million)	42	58	132	424	554
Average Strike Price (BRL/USD)*	5.52	5.47	5.24	5.10	5.07

* Weighted average rate

Similarly, the outstanding position, according to Note 23.2.1.ii to the financial statements, is shown below.

Derivatives Instruments by Expiry Date (Million US$)	1Q24	2Q24	3Q24	4Q24	1Q25
Notional to be settled in each period	320	121	46	46	21
Strike Price (BRL/USD)*	5.02	5.12	5.25	5.11	5.16

* Weighted average rate

The Company may contract additional cash flow protection, as provided for in its Financial Risk Management Policy, always backed by future export revenues, as their probability evolves and assuming a defined time horizon of up to 12 months. For the purposes of cash flow hedging, we emphasize that its objective is to protect the operating result and reduce volatility, and under no circumstances may derivative financial instruments be contracted for speculative purposes.

2. COSTS, EXPENSES
E OTHER OPERATING RESULTS

Costs of Good Sold (COGS)

COGS (Million R$)	1Q24	1Q23	Chg. % y/y	4Q23	Chg. % q/q
Cost of Goods Sold	**(10,153)**	**(11,505)**	**(11.7%)**	**(11,234)**	**(9.6%)**
COGS/kg	(8.80)	(9.78)	(10.0%)	(8.95)	(1.7%)
Cost of Goods Sold (Managerial)	**(10,118)**	**(11,509)**	**(12.1%)**	**(10,953)**	**(7.6%)**
COGS/kg (Managerial)	(8.77)	(9.78)	(10.3%)	(8.73)	0.5%

In the year-on-year comparison, we saw a 10.0% reduction in unit costs in the accounting view, and a 10.3% reduction in the managerial view, in which we eliminated the effects of Turkey's hyperinflation:



Depreciation and amortization
Other costs
7,0%
8,7%
Labor
13,3%
1Q24
71,0%
Raw material and supplies

i) due to the effect of the fall in grain prices that occurred during 2023 as a result of the volume of harvests and the assertive timing of inventory formation and price setting adopted by the Company. Due to the cycle of our chain, this reduction began to impact our results in the second half of 2023. In 1Q24, the 6-month moving average variation in the price of corn fell by 26.2% y/y and soybeans by 24.7% y/y[10].

ii) the reduction in the price of oils used as raw materials in margarines, the most relevant effect being soybean oil, which fell by 25.8% y/y[11].

iii) the effects of our efficiency program, BRF+, which since its launch at the end of 2022, has brought significant operational gains that have been mostly reflected in cost reductions. Once again, we would highlight the evolution of the hatching indicator, which rose 2.6 p.p. y/y, the chicken mortality indicator fell 1.0 p.p. y/y, feed conversion rose 2.9% y/y for chicken and 0.6% y/y for pork. Finally, we would like to highlight the 3.6 p.p. y/y and 3.9 p.p. y/y increase in the industry's yields for chicken and pork, respectively. The program's accumulated gains in the quarter reached R$438 million, of which approximately R$340 million was in cost reductions.

iv) the reduction in freight costs, especially sea freight, as a result of renegotiated contracts and lower tariffs.

In the quarterly comparison, we can see a 1.7% reduction in unit costs in the accounting view and a 0.5% increase in the managerial view. This result is influenced by the increase in costs in the international segment, the main reasons being (i) the mix of products sold during the first quarter, especially the greater share of chicken breasts which, despite increasing the unit cost, favors profitability and (ii) the increase in production costs on the Turkish platform, mainly due to the impact of exchange rate variations on results in reais, and inflationary triggers of varying intensity.

10 - Variation of the 6-month moving average of corn and soybean prices 1Q24 x 1Q23. Source: Bloomberg and Cepea/ESALQ.
11 - Variation in the 6-month moving average of soybean oil prices, 1Q24 vs. 1Q23. Source: Bloomberg and Cepea/ESALQ.

When analyzing the ICP Embrapa[12] theoretical cost index, we continue to see a reduction in the cost of chicken and pork production, mainly explained by the reduction in the cost of "nutrition". However, the profitability levels of chicken and pork producers[13] have not yet returned to the levels at the start of the series (2019).



Evolution of Embrapa Cost Index and Chicken Producers' Margin (Base 100)
100
152
92
Chicken Producers Margin
Embrapa's Chicken Cost Index



Evolution of Embrapa Cost Index and Swine Producers' Margin (Base 100)
100
145
98
Swine Producers' Margin
Embrapa's Swine Cost Index

Operational Expenses

Operating Expenses (Million R$)	1Q24	1Q23	Chg. % y/y	4Q23	Chg. % q/q
Selling Expenses	(1,799)	(1,777)	1.2%	(2,077)	(13.4%)
% of the NOR	(13.4%)	(13.5%)	0.1 p.p.	(14.4%)	1.0 p.p.
General and Administrative Expenses	(201)	(160)	26.1%	(260)	(22.5%)
% of the NOR	(1.5%)	(1.2%)	(0.3) p.p.	(1.8%)	0.3 p.p.
Operating Expenses	(2,001)	(1,937)	3.3%	(2,336)	(14.4%)
% of the NOR	(15.0%)	(14.7%)	(0.3) p.p.	(16.2%)	1.2 p.p.

*Includes a reduction to the recoverable value of accounts receivable of R$27.2 million in 1Q24 (R$6.5 in 1Q23).

The percentage of operating expenses over net revenue in the year-on-year comparison was up 0.3 p.p., due to higher spending on marketing campaigns, especially the advertising of the cold cuts category in the period.

In the quarterly comparison, it reached 15.0% in 1Q24 (-1.2 p.p.) mainly influenced by (i) the reduction in marketing and trade marketing expenses due to the commemorative campaign that always takes place at the end of the year, (ii) the reduction in freight and storage *per diems* and (iii) lower variable remuneration expenses due to the extraordinary incentive payments for end-of-year sales.



Depreciation and amortization
6,2%
Other sales expenses
9,6%
Marketing
10,2%
1Q24
Administrative expenses
10,2%
21,4%
Salaries and employees benefits
42,4%
Indirect and direct logistic expenses

For further details on this item, see note 28 to the financial statements.

12 - Variation in Embrapa's cost of production index (ICP Chicken and ICP Pork), publicly available at www.embrapa.br.
13 - Source: Bloomberg, CEPEA-ESALQ, SECEX, and IBGE. Price of whole chicken and pork carcass in relation to the cost of feed adjusted for the chicken and pork cycle.

Other Operating Results

Other Operating Results (Million R$)	1Q24	1Q23	Chg. % y/y	4Q23	Chg. % q/q
Other Operating Results	**31**	**84**	**(63.3%)**	**71**	**(56.4%)**
% of the NOR	0.2%	0.6%	(0.4) p.p.	0.5%	(0.3) p.p.

This performance is mainly explained by the recovery of expenses and gains on the sale of assets, among other net effects. For further details on this item, see note 26 to the interim financial statements for the three months ended March 31, 2024.

3. NET FINANCIAL RESULT

Financial Results (Million R$)	1Q24	1Q23	Chg. % y/y	4Q23	Chg. % q/q
Financial Income	**275**	**198**	**38.6%**	**430**	**(36.1%)**
Interest on cash and cash equivalents and revenue from securities	163	119	37.8%	158	3.1%
Interest and other financial revenues	111	80	40.0%	272	(59.0%)
Financial Expenses	**(907)**	**(1,036)**	**(12.5%)**	**(912)**	**(0.5%)**
Interests on loans and borrowings	(462)	(537)	(13.9%)	(488)	(5.2%)
Interest on contingencies, leasing and actuarial liabilities	(116)	(99)	16.7%	(109)	7.0%
Adjustment to present value	(183)	(263)	(30.7%)	(198)	(7.8%)
Other financial expenses	(146)	(137)	7.0%	(118)	24.4%
Exchange variation and derivative results, net	**95**	**(22)**	**(530.7%)**	**294**	**(67.7%)**
Exchange rate variation on monetary assets and liabilities	(79)	143	(155.3%)	78	(201.0%)
Exchange variation on derivatives	73	(109)	(167.3%)	(79)	(192.9%)
Interest and fair value of derivatives	(33)	(137)	(76.0%)	(17)	95.4%
Net monetary gains or losses	134	81	65.4%	311	(57.0%)
Net Financial Results	**(538)**	**(860)**	**(37.5%)**	**(188)**	**186.3%**
Exchange variation on monetary assets and liabilities and derivatives	**(6)**	**34**	**(117.5%)**	**(0)**	**1474.5%**

The main components of the net financial result have been grouped into the following categories:

Financial Revenues

Financial revenues increased by R$77 million compared to 1Q23, mainly due to i) higher interest income on investments resulting from the higher cash position.

Financial Expenses

They derive from the effect of the following accounts:

Interest on loans and financing: Reduction in interest expenses in 1Q24 versus 1Q23 by R$75 million attributed to the R$5.3 billion reduction in gross debt in the comparison between the periods, coupled with the reduction in the basic interest rate (CDI 2.62% in 1Q24 versus 3.25% in 1Q23).

Adjustment to present value (AVP): Reduction in 1Q24 reflects lower supplier balances and lower CDI accumulated in the quarter compared to the same period last year. The AVP refers to the financial charge associated with the payment terms of clients and supplier accounts, with a corresponding entry in gross profit.

Interest on contingencies and leases: Higher expenses in 1Q24 by R$17 million in the year-on-year comparison, mainly due to higher interest on leases, partially offset by lower interest on contingencies.

Other financial expenses: It includes bank fees, credit assignment and insurance expenses, taxes on financial income, provision for tax credit write-offs, among other effects. Higher financial expenses in 1Q24 by R$9 million as a result: (i) the impact of the fair value of the restricted stock grant plan by R$27 million; (ii) the discount on the sale of taxes by R$21 million; (iii) the reduction in interest expenses on other liabilities by +R$29 million; and (iv) lower banking expenses by +R$5 million.

Monetary and Exchange Variations and Results of Derivatives:

The Company has financial assets and liabilities denominated in foreign currencies, whose exchange rate variations affect the financial result. The Company contracts derivative financial instruments to hedge this net foreign exchange exposure, as per note 23.2.1 to the financial statements. In 1Q24, the impact of exchange rate variations on monetary assets and liabilities, including the exchange rate variation of derivatives to hedge the balance sheet's exchange rate exposure, amounted to -R$ 6 million. The amount of interest and fair value of derivatives amounted to -R$33 million, a reduction of -R$104 million compared to 1Q23 as a result of liability management strategies that made it possible to reduce the need for intensive use of derivatives as currency hedges, reducing hedging costs. Finally, monetary gains of +R$134 million were recognized, mainly due to the impact of hyperinflation on operations in Turkey.

4. NET INCOME (LOSS)

Net Income (Loss) (Million R$)	1Q24	1Q23	Chg. % y/y	4Q23	Chg. % q/q
Net (Loss) Income	**594**	**(1,024)**	**n.m.**	**754**	**(21.3%)**
Net Margin (%)	4.4%	(7.8%)	12.2 p.p.	5.2%	(0.8) p.p.

The company posted a profit of R$594 million in 1Q24, mainly explained by i) the operating result, with emphasis on the evolution of the profitability of the regular portfolio in the domestic market and the recovery of in natura protein prices in several international markets, and ii) the reduction in net financial expenses.

5. ADJUSTED EBITDA

EBITDA (Million R$)	1Q24	1Q23	Chg. % y/y	4Q23	Chg. % q/q
Consolidated Net Income	**594**	**(1,024)**	**(158.0%)**	**754**	**(21.3%)**
Income Tax and Social Contribution	121	(16)	(865.1%)	(18)	(782.4%)
Net Financial	538	860	(37.5%)	188	186.3%
Depreciation and Amortization	848	784	8.1%	869	(2.5%)
EBITDA	**2,100**	**604**	**247.5%**	**1,794**	**17.1%**
EBITDA Margin (%)	15.7%	4.6%	11.1 p.p.	12.4%	3.3 p.p.
Impacts of Carne Fraca/Trapaça Operations	-	2	n.m.	(1)	n.m
Impairment	-	-	-	33	n.m
Forest Fair Value	-	-	-	(188)	n.m
Expenses with mergers and acquisitions	-	-	-	11	n.m
Effects of Hyperinflation	15	0	n.m.	251	(94.2%)
Income from Associates and Joint Ventures	2	0	n.m.	3	(9.7%)
Adjusted EBITDA	**2,117**	**607**	**248.8%**	**1,903**	**11.2%**
Adjusted EBITDA Margin (%)	15.8%	4.6%	11.2 p.p.	13.2%	2.6 p.p.

6. CASH FLOW

Free Cash Flow (Million R$)	1Q24	1Q23	4Q23	LTM
Adjusted EBITDA	**2,117**	**607**	**1,903**	**6,231**
Working Capital	**73**	**177**	**(196)**	**(544)**
Δ Accounts Receivable	529	482	(733)	(834)
Δ Inventories	265	417	1,288	2,255
Δ Suppliers	(722)	(722)	(752)	(1,966)
Other variations	**(142)**	**88**	**0**	**158**
Cash Flow from Operating Activities	**2,048**	**872**	**1,707**	**5,844**
CAPEX with IFRS16	(726)	(827)	(741)	(3,058)
Cash Flow from Operations with Capex	**1,323**	**45**	**967**	**2,786**
M&A and Sale of Assets	30	3	(0)	378
Cash Flow from Investments	**(696)**	**(824)**	**(741)**	**(2,680)**
Cash - Financial Results	(295)	(412)	(136)	(1,150)
Interest Income	166	121	161	693
Interest Expenses	(610)	(668)	(461)	(2,225)
Cash Flow from Financing Activities - ex Currency Effects	**(740)**	**(958)**	**(436)**	**(2,682)**
Free Cash Flow ex-Currency Effects	**613**	**(910)**	**530**	**482**
Derivatives (cash)	7	(41)	(21)	(201)
Variation on Cash and Cash Equivalents	224	(51)	104	460
Cash Flow from Financing Activities	**(509)**	**(1,051)**	**(353)**	**(2,423)**
Free Cash Flow	**844**	**(1,002)**	**613**	**741**
Shares Buyback/Follow-on	(135)	-	-	5,193
Free Cash Flow	**709**	**(1,002)**	**613**	**5,934**
New Debt Amortizations	(430)	1,348	(2,328)	(4,927)
Cash Variations	**279**	**345**	**(1,714)**	**1,007**

* The free cash flow statement above does not follow the same methodology as the accounting cash flow statement presented in the Financial Statements, see reconciliation on page 31 of this report.

Free Cash Flow

The Company has achieved a sequential improvement in cash generation over the last 12 months through operational recovery, capturing efficiencies and reducing financial charges, resulting in a cash generation of R$844 million in 1Q24, R$1,846 higher than 1Q23 and R$231 million higher than 4Q23. Below is a breakdown of the components of the free cash flow.



2,117
-69
-696
-509
844
Adjusted EBITDA 1Q24
Working Capital
Cash Flow from Investing Activities
Cash Flow from Financing Activities
Free Cash Flow 1Q24

Operating Cash Flow and Cash Conversion Cycle

In 1Q24, operating cash flow reached R$2,048 million, R$1,176 million higher than in 1Q23, reflecting the improved performance of the operating result in combination with the management of the inventory cycle, mainly of finished products, at more efficient levels.

The Company's cash conversion cycle maintained the efficiency gains that were observed throughout 2023 and ended 1Q24 at 4.7 days, its lowest level ever, with a drop of 2.8 days compared to the same period last year, mainly due to lower inventory turnover, which reached 75.2 days.

Investment Cash Flow

Cash flow from investments totaled R$696 million in 1Q24, R$128 million lower than 1Q23 due to lower Capex expenditures and the proceeds from the sale of farms, which are part of the remaining initiatives of the company's demobilization plan.

Capex amounted to R$180 million for growth, efficiency and support; R$333 million for biological assets and R$213 million for leasing and others, as shown in the table below:

CAPEX (Million R$)	1Q24	1Q23	Chg. % y/y	4Q23	Chg. % q/q
Growth	(15)	(73)	(80.1%)	(19)	(23.4%)
Efficieny	(45)	(41)	9.8%	(48)	(6.1%)
Support	(121)	(151)	(20.2%)	(127)	(4.8%)
Biological Assets	(333)	(358)	(7.1%)	(334)	(0.5%)
Commercial Lease and Others	(213)	(204)	4.3%	(213)	(0.0%)
Total	**(726)**	**(827)**	**(12.3%)**	**(741)**	**(2.0%)**
Total M&A and sales of assets	30	3	817.6%	(0)	n.m.
Total - CAPEX + M&A and sales of assets	**(696)**	**(824)**	**(15.6%)**	**(741)**	**(6.1%)**

Among the main projects in 1Q24 are the following:

Growth

- Investments in production units to apply for new authorizations to export and in production capacity destined for the foreign market, in particular the Campos Novos - SC, Chapecó - SC, Lucas do Rio Verde - MT, Mineiros - GO and Uberlândia - MG units.

Efficiency

- Improved agricultural efficiency and reduced costs at feed mills, especially at the Nova Mutum - MT and Rio Verde - GO units;
- Projects in poultry factories to improve the yield of raw materials, especially at the production units in Carambeí - PR, Chapecó - SC and Toledo - PR;
- Projects in pork factories to improve the yield of the raw material, with emphasis on the production units in Lucas do Rio Verde - MT, Toledo - PR and Uberlândia - MG;
- Advancing the digital journey with tools that favor operational efficiency in logistics, sales management and planning processes;
- Process automation on the pizza line in Ponta Grossa - PR;
- Efficiency of energy resources at the Concórdia - SC and Toledo - PR plants.

Support

- Adaptation of units to standards and legislation, renewal of operating licenses and replacement of assets to mitigate operational risks, in particular investments in the following units: Concórdia – SC, Guatambu – SC, Lucas do Rio Verde – MT, Rio Verde – GO, Toledo – PR, Videira – SC, and İzmir – Turkey.
- Renewal of licenses needed to maintain the Company's activities and update management and operational support resources related to Information Technology;
- Maintenance of forestry operations and poultry transport.

Financial Cash Flow

Net interest expenses and financial expenses with a cash effect fell by R$218 million compared to 1Q23, mainly due to the higher liquidity position between periods, the substantial reduction in gross debt and the lower CDI rate between periods. When incorporating the exchange rate effects of balance sheet hedging derivatives and the Exchange Variation in Cash and Cash Equivalents, the financial cash flow had a cash consumption of R$ 509 million in 1Q24 (52% lower than the same period of the previous year).

7. INDEBTEDNESS

Debt (Million R$)	In 03.31.2024			In 12.31.2023	
	Current	Non-current	Total	Total	Δ %
Local Currency	(847)	(7,867)	(8,714)	(9,002)	(3.2%)
Foreign Currency	(1,431)	(9,268)	(10,699)	(10,591)	1.0%
Gross Debt	**(2,278)**	**(17,135)**	**(19,414)**	**(19,593)**	**(0.9%)**
Cash Investments*					
Local Currency	5,303	92	5,396	5,592	(3.5%)
Foreign Currency	4,748	254	5,002	4,526	10.5%
Total Cash Investments	10,051	347	10,397	10,119	2.8%
Net Debt	**7,773**	**(16,789)**	**(9,016)**	**(9,475)**	**(4.8%)**

* The cash considered is composed of Cash and Cash Equivalents, Financial Investments, and Restricted Cash.



9,475
-2,048
696
-458
(-4.8%)
740
19
135
9,016
Net Debt 4Q23
Operating Cash Flow
Investment Cash Flow
Financial Cash and Net Interest
Debt and Cash FX. Var., Debt Interest and Derivatives
Shares Buyback
Net Debt 1T24

Funding for the quarter totaled R$65 million, concentrated in working capital lines in the international markets, and settlements totaled R$495 million, mainly due to the maturity of medium and short-term bilateral debts. The average term of debt ended 1Q24 at 7.8 years, a reduction of 0.1 year compared to 4Q23.

Net debt totaled R$9,016 million in 1Q24, a reduction of R$458 million compared to 4Q23. The company's net leverage, measured by the ratio between net debt and Adjusted EBITDA over the last twelve months, reached 1.45x in 1Q24 versus 2.01x in 4Q23 (equivalent leverage in USD reached 1.68x in 1Q24 versus 2.05x in 4Q23), the lowest level in the last 8 years.

We would point out that the Fitch rating agency raised BRF's credit rating on a global corporate scale from "BB" to "BB+" and on a national scale from "AA+" to "AAA", both with a stable outlook. In addition, the Moody's rating agency raised BRF's credit outlook on a global corporate scale from neutral to positive, with a Ba3 rating.

In the normal course of business, the Company may consider, from time to time, the repurchase of any of its senior unsecured notes (bonds), debentures or Agribusiness Receivables Certificates (CRA), subject to market conditions, as an alternative to reduce the cost of capital and better equalize the exchange rate indexation of the debt profile. Such repurchases can also take place through open market transactions. In accordance with applicable laws, such transactions may be carried out at any time and the Company has no obligation to acquire any specific amount of the aforementioned securities.

The Company reiterates that it has no financial leverage covenants and reaffirms that it will continue to act in a disciplined manner in managing its capital structure, liquidity and leverage.

Rating

Agency	Domestic	Outlook	Global	Outlook
Standard & Poor´s	AA+(bra)	Stable	BB	Stable
Fitch Ratings	AAA(bra)	Stable	BB+	Stable
Moody's Investors Service	-	-	Ba3	Positive



ESG HIGHLIGHTS

We consolidated significant progress with ESG at the heart of BRF's business strategy, with the following highlights:

ESG Rating

We improved our Sustainalytics rating, which analyzes ESG opportunities and risks for global companies and investors. We have made improvements in material areas such as social and environmental policies, labor, compliance and the supply chain. We are the best-ranked company in the sector in the index, which covers more than 20,000 companies in 172 countries.

Good Environmental Practices

For the second year in a row, we have been awarded the 'Green Label Industries' seal for good environmental practices at the Kezad plant in the United Arab Emirates, which reinforces our sustainable practices on the international market. The recognition, awarded by the Environment Agency of Abu Dhabi (EAD), is given to companies that have excellent performance in their operations, in line with environmental practices, promoting the preservation of natural resources and reducing environmental impact.

Sustainability Report 2023

We launched the 16th edition of the sustainability report and the 5th in the integrated reporting model. The 2023 Report includes a complete mapping of emissions from our entire chain. Guided by a dual materiality process, the document is assured by a third party and aligned with the Global Reporting Initiative (GRI) and IFRS Foundation guidelines, as well as the Sustainability Accounting Standards Board (SASB) and Task Force on Climate-Related Financial Disclosures (TCFD) reference standards. To access the Sustainability Report, click here.

ANNEXES

Consolidated Income Statement

Statements of Income (Loss) (Million R$)	1Q24	1Q23	Chg. % y/y	4Q23	Chg. % q/q
Net Operating Revenues	**13,378**	**13,178**	**1.5%**	**14,426**	**(7.3%)**
Cost of Sales	(10,153)	(11,505)	(11.7%)	(11,234)	(9.6%)
% of the NOR	(75.9%)	(87.3%)	11.4 p.p.	(77.9%)	2.0 p.p.
Gross Profit	**3,224**	**1,673**	**92.7%**	**3,193**	**1.0%**
% of the NOR	24.1%	12.7%	11.4 p.p.	22.1%	2.0 p.p.
Operating Expenses	(2,001)	(1,937)	3.3%	(2,336)	(14.4%)
% of the NOR	(15.0%)	(14.7%)	(0.3) p.p.	(16.2%)	1.2 p.p.
Operating Income	**1,224**	**(264)**	**(564.0%)**	**856**	**42.9%**
% of the NOR	9.1%	(2.0%)	11.1 p.p.	5.9%	3.2 p.p.
Other Operating Results	31	84	(63.3%)	71	(56.4%)
Income from Associates and Joint Ventures	(2)	(0)	14058.8%	(3)	(9.7%)
EBIT	**1,252**	**(179)**	**(798.2%)**	**924**	**35.5%**
% of the NOR	9.4%	(1.4%)	10.7 p.p.	6.4%	3.0 p.p.
Net Financial Expenses	(538)	(860)	(37.5%)	(188)	186.3%
Income before Taxes	**715**	**(1,039)**	**(168.8%)**	**737**	**(3.0%)**
% of the NOR	5.3%	(7.9%)	13.2 p.p.	5.1%	0.2 p.p.
Income Tax and Social Contribution	(121)	16	(865.1%)	18	(782.4%)
% of Income before Taxes	(16.9%)	(1.5%)	(15.4) p.p.	2.4%	(19.3) p.p.
Net Income (Loss) - Continued Op.	**594**	**(1,024)**	**(158.0%)**	**754**	**(21.3%)**
% of the NOR	4.4%	(7.8%)	12.2 p.p.	5.2%	(0.8) p.p.
EBITDA	**2,100**	**604**	**247.5%**	**1,794**	**17.1%**
% of the NOR	15.7%	4.6%	11.1 p.p.	12.4%	3.3 p.p.
Adjusted EBITDA	**2,117**	**607**	**248.8%**	**1,903**	**11.2%**
% of the NOR	15.8%	4.6%	11.2 p.p.	13.2%	2.6 p.p.

Consolidated Balance Sheet

Statements of Financial Position - Assets (Million R$)	03.31.24	12.31.23
Current Assets		
Cash and cash equivalents	9,567	9,265
Marketable securities	470	448
Trade receivables	4,282	4,766
Notes receivable	37	65
Inventories	6,277	6,629
Biological assets	2,795	2,702
Recoverable taxes	1,728	1,518
Derivative financial instruments	32	109
Prepaid expenses	341	166
Advances	130	123
Restricted cash	14	14
Assets held for sale	11	7
Other current assets	197	143
Total Current Assets	**25,881**	**25,954**
Non-Current Assets		
Long-term assets	**10,210**	**10,471**
Marketable securities	272	320
Trade and other receivables	8	6
Notes receivable	22	2
Recoverable taxes	4,696	5,001
Deferred income taxes	2,190	2,113
Judicial deposits	417	416
Biological assets	1,861	1,858
Derivative financial instruments	495	530
Restricted cash	74	72
Other non-current assets	174	153
Investments	**95**	**98**
Property, Plant and Equipment	**14,871**	**14,609**
Intangible	**6,203**	**6,140**
Total Non-Current Assets	**31,379**	**31,318**
Total Assets	**57,260**	**57,272**

Consolidated Balance Sheet

Balance Sheet - R$ Million	03.31.24	12.31.23
Current Liabilities		
Loans and borrowings	2,261	2,452
Trade accounts payable	11,956	12,592
Lease liability	1,043	944
Payroll, related charges and employee profit sharing	1,096	984
Taxes payable	743	585
Derivative financial instruments	49	77
Provision for tax, civil and labor risks	709	720
Employee benefits	85	86
Customer advances	345	290
Other current liabilities	560	659
Total Current Liabilities	**18,847**	**19,390**
Non-Current Liabilities		
Loans and borrowings	17,576	17,644
Trade accounts payable	1	0
Lease liability	2,990	2,778
Taxes payable	88	91
Provision for tax, civil and labor risks	471	483
Deferred income taxes	71	60
Employee benefits	464	454
Derivative financial instruments	55	60
Other non-current liabilities	651	668
Other non-current liabilities	**22,367**	**22,238**
Total Liabilities	**41,213**	**41,628**
Equity		
Capital	13,349	13,349
Capital reserves	2,763	2,763
Other equity transactions	(64)	(70)
Accumulated losses	505	0
Treasury shares	(231)	(96)
Other comprehensive loss	(1,094)	(1,023)
Attributable to controlling shareholders	15,228	14,923
Non-controlling interests	818	720
Total Equity	**16,046**	**15,644**
Total Liabilities and Equity	**57,260**	**57,272**

Consolidated Statement of Cash Flows

Statements of Cash Flows (R$ Milions)	1Q24	1Q23
Income (loss) from continuing operations	**594**	**(1.024)**
Adjustments to reconcile net income to cash generated	2.131	628
Changes in balance sheet balances	**(72)**	**(167)**
Trade accounts receivable	633	548
Inventories	420	249
Biological assets - current	(98)	94
Trade accounts payable	(1.028)	(1.059)
Cash generated by operating activities	**2.059**	**461**
Interest received	210	92
Other operating assets and liabilities	(347)	42
Net cash provided by operating activities	**1.922**	**594**
Additions to property, plant and equipment	(133)	(238)
Additions to biological assets - non-current	(353)	(369)
Proceeds from disposals of property, plant, equipments and investment	30	3
Additions to intangible assets	(41)	(49)
Other assets and liabilities from investing activities	49	(18)
Net cash used in investing activities	**(448)**	**(671)**
Proceeds from debt issuance	65	1.783
Repayment of debt	(491)	(436)
Payment of interest	(528)	(528)
Payment of interest derivatives - fair value hedge	(86)	(140)
Buyback Program	(135)	0
Payment of lease liabilities	(198)	(171)
Net cash provided by (used in) financing activities	**(1.373)**	**509**
Effect of exchange rate variation on cash and cash equivalents	203	(97)
Net increase (decrease) in cash and cash equivalents	**303**	**336**

The table below shows the reconciliation between the accounting cash flow view and the managerial free cash flow (page 22 of this report).

Reconciliation of Consolidated Cash Flow vs. Managerial Cash Flow	Variation of accounting cash	APV e Derivatives	Commercial leasing	Interest Income, Cash Exchange Variation and Others	(+) Funding and Amortization	Withdrawals and Applications	(-) Follow-on	Managerial cash variation[1]	(-) Funding and Amortization	(+) Follow-on	Free Cash Flow
Cash Flow from Operanting Activities	1,922	238	-	(159)	-	48	-	2,048	-	-	2,048
Cash Flow from Investments	(448)	-	(198)	-	-	(49)	-	(696)	-	-	(696)
Cash Flow from Financing Activities	(1,373)	(238)	198	340	430	-	135	(509)	(430)	(135)	(1,074)
Exchange variation on cash and cash equivalents	203	-	-	(203)	-	-	-	-	-	-	-
Total	303	-	-	(22)	430	(1)	135	844	(430)	(135)	279

[1]The variations in Cash Accounting and Managerial Cash have different methodologies for determining the group of accounts that make up cash: Cash Accounting variation considers the variation in the Cash and Cash Equivalents account, while Managerial Cash variation considers the variation in the accounts of Cash and Cash Equivalents, Financial Investments, and Restricted Cash.


brf

ABOUT US

FULLY INTEGRATED BUSINESS MODEL
FROM FARM TO TABLE

1
Largest corn and soybean meal consumer in Brazil with **100% traceability** of grain direct suppliers

2
+9.000 kton
of feed and Premix produced in 24 units in Brazil

3
~9,000
Integrated producers responsible for the farming of the animals. Vertical integration system in line with BRF's Global Animal Welfare Program

Portfolio with POULTRY + PORK



FEED
GRAINS
FARM
POINT OF SALE
FACILITY
DISTRIBUTION

4
Modern industrial platform,
strategically located close to the main producing regions of grains and consumer markets of the country 44 industrial facilities around the globe, producing +5mm tons of food per year

5
+500,000
deliveries per month

~60,000 containers exported to **+120** countries

6
Serving
+350mil
clients globally



brf




OUR GLOBAL OPERATIONS

Global cost-efficient operation, with modern and strategically located facilities

103 DISTRIBUTION CENTERS

44 INDUSTRIAL FACILITIES


Asia
Commercial Office
Austria
Commercial Office
Turkey
3 Industrial Facilities
25 Distribution Centers
Middle East
2 Industrial Facilities
21 Distribution Centers
Paraguay
1 Industrial Facility
Chile
Commercial Office
3 Distribution Centers
Uruguay
Commercial Office
1 Distribution Center
Brazil
38 Industrial Facilities
53 Distribution Centers
South Africa
Commercial Office





OUR PRODUCTS

BRF has a broad portfolio with synergies among segments



IN NATURA

Poultry and Pork



PROCESSED FOODS

Ready meals, sausages, franks, cold cuts and spreads



INGREDIENTS

Viscera flour, fats and hydrolyzed



PET

Dry and moist food and snacks for dogs and cats

TOP OF MIND PREFERRED BRANDS IN BRAZIL

Sadia

MOST VALUABLE AND PREFERRED BRAZILIAN BRAND by consumers in the food sector

Sadia and Qualy are TOP OF MIND BRANDS for 10 consecutive years

Qualy

Qualy is a TOP-SELLING MARGARINE BRAND In Brazil

PERDIGÃO

Perdigão is the MOST PRESENT BRAND in Brazilian homes

EVOLUTION of the brands preferred by more than half of Brazilian households

FOOD		MARGARINES
49.1%		54.0%
Sadia 32.6%	Perdigão 16.5%	Qualy, Deline, Claybom

FOLHA TOP of MIND 2023 — Sadia, Qualy

WINNING together in five categories: Christmas dinner, Frozen meals, Mortadella, Smoked sausage and Margarines



MARKET SHARE in Processed Foods

39.2%

LEADERSHIP OVER DECADES IN THE HALAL MARKET

DISTRIBUTION CONTROL in key markets

VAST PORTFOLIO OF BRANDS with high share of processed food

	ساديا Sadia	Banvit
PREFERENCE	**36.5%** in the GCC #1 poultry brand for 8 consecutive years	**51.0%** in Turkey
MARKET SHARE	**37.3%** In the GCC	**21.8%** in Turkey



Banvit
ساديا Sadia
Confidence

IR CONTACT

Investor Relations Website: https://ri.brf-global.com/

Investor Relations Phone: +55 (11) 23225377

E-mail: acoes@brf.com

Fabio Luis Mendes Mariano
Chief Financial and Investor Relations Officer

Leticia Vaccaro
E-mail: leticia.vaccaro@brf.com

Fernanda Coutinho
E-mail: fernanda.coutinho@brf.com

Allan Alexandre
E-mail: allan.alexandre@brf.com

Caio Santana
E-mail: caio.santana@brf.com

Leonardo Squarizi
E-mail: leonardo.squarizi@brf.com

Press

E-mail: imprensa@brf.com

